SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2012 Third Quarterly Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 31, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2012 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2012 third quarterly report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s Directors attended the ninth meeting of the seventh session of the Board which considered the third quarterly report of the Company, and the third quarterly report of the Company was considered and approved at the meeting.

1.3	The financial report of the Company’s third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1.4	Mr. Rong Guangdao, Chairman and the responsible person of the Company, Mr. Ye Guohua, Chief Financial Officer overseeing the accounting operations, and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness and completeness of the financial report contained in the 2012 third quarterly report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

			Currency: RMB
	As at the end of the reporting period	As at the end of the previous year	Increase/decrease at the end of the reporting period as compared to the end of the previous year (%)
Total assets (RMB’000)	32,354,640	31,110,085	4.00
Total equity attributable to equity shareholders of the Company (RMB’000)	16,179,662	18,112,483	-10.67
Net asset value per share attributable to equity shareholders of the Company (RMB/share)	2.247	2.516	-10.67

	From the beginning of the year to the end of the reporting period (January 2012 to September 2012)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash inflow from operating activities (RMB’000)	1,019,580	32.96
Net cash inflow per share from operating activities (RMB/share)	0.142	32.96

	The reporting period (July 2012 to September 2012)	From the beginning of the year to the end of the reporting period (January 2012 to September 2012)	Increase/decrease during the reporting period as compared to the corresponding period of the previous year (%)
Net loss attributable to equity shareholders of the Company (RMB’000)	-414,888	-1,609,377	-253.64
Basic loss per share (RMB/share)	-0.058	-0.224	-253.64
Basic loss per share excluding non-recurring items (RMB/share)	-0.057	-0.238	-254.15
Diluted loss per share (RMB/share)	-0.058	-0.224	-253.64
Return on net assets (weighted average) (%)	-2.532	-9.386	Decreased by 3.972 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)	-2.522	-9.981	Decreased by 3.952 percentage points

Non-recurring Items:

Unit: RMB’000
Item	From the beginning of the year to the end of the reporting period (January 2012 to September 2012)
Net loss from disposal of non-current assets	-7,953
Employee reduction expenses	-7,193
Government grants recorded through profit and loss (excluding those having close relationship with the Company’s operation and enjoyed in fixed amount on quantity according to uniform national standard)	142,042
Income from external entrusted loans	1,581
Other non-operating income and expenses other than those mentioned above	6,070
Income tax effect	-31,875
Effect on minority interests after taxation	-665
Total	102,007

2.2	Total Number of Shareholders as at the End of the Reporting Period and Shareholding of the Top Ten Shareholders of Shares in Circulation

Unit: Share
Total number of shareholders as at the end of the reporting period	107,258

Shareholding of the top ten shareholders of shares in circulation

Name of shareholders (in full)	Number of shares in circulation held as at the end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.	2,293,910,101	Overseas listed foreign shares
China Construction Bank — CIFM China Advantage Security Investment Fund ( )	67,800,000	RMB-denominated ordinary shares
Industrial and Commercial Bank of China—SWS MU New Economy Balanced Equity Fund ( )	20,818,257	RMB-denominated ordinary shares
China Life Insurance Company Limited – Tradition – Ordinary Insurance Product – 005L-CT001 Shanghai ( )	11,546,194	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Agricultural Bank of China Limited – New China Selected Growth Stock Fund ( )	4,518,720	RMB-denominated ordinary shares
YIP CHOK CHIU	3,150,000	Overseas listed foreign shares
China Merchants Bank Co., Limited – Fortis Haitong Surging Return Mixed Type Fund ( )	3,029,933	RMB-denominated ordinary shares
Weng Xuejun ( )	3,000,000	RMB-denominated ordinary shares
Changjiangwan Investments Group Limited ( )	2,900,085	RMB-denominated ordinary shares

§3	MAJOR EVENTS

3.1	Description of Substantial Changes in Financial Report Items and Financial Indicators of the Company

Unit: RMB’000
Item	As at 30 September 2012	As at 31 December 2011	Increase/ decrease amount	Change (%)	Reason for change
Bills receivable	2,000,641	3,131,579	-1,130,938	-36%	Operating income settled by bills decreased and discount of bills receivable increased.
Construction in progress	5,804,710	3,882,992	1,921,718	49%	Balance of the Refinery Revamping and Expansion Project increased at the end of the reporting period.
Short-term loans	7,560,231	5,512,074	2,048,157	37%	The Company borrowed short-term loans for net cash outflow during the nine-month period.

	Unit: RMB’000
Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Reason for change
	2012	2011
Financial expenses (“–” for financial income)	294,495	-84,606	379,101	-448%	The appreciation of the U.S. dollar resulted in an increase in exchange loss, and the increase in borrowings resulted in an increase in interest expenses.
Operating profit (“–” for loss)	-2,237,466	2,191,514	-4,428,980	-202%	Gross profit decreased during the nine-month period.
Profit before income tax (“–” for loss)	-2,103,753	2,193,529	-4,297,282	-196%
Income tax expense	-517,030	522,199	-1,039,229	-199%
Net profit for the period (“–” for net loss)	-1,586,723	1,671,330	-3,258,053	-195%
Net profit attributable to equity shareholders of the Company (“–” for net loss)	-1,609,377	1,651,579	-3,260,956	-197%

3.2	Warning and Explanation of the Forecast of a Possible Loss for the Period from the Beginning of the Year to the End of the Next Reporting Period, or a Significant Change in Profit or Loss Compared with the Corresponding Period of the Previous Year

The Group suffered quite a significant loss during the nine-month period ended 30 September 2012. Although the losses were much less in the third quarter compared to those of the second quarter, the fourth quarter still sees a great deal of uncertainties both in the domestic and international economic environment, and weakening growth in downstream demand. As a result, it is unlikely that there will be a significant improvement in the results for the fourth quarter of 2012. In view of this, the Group is expected to continue to incur a loss in the operating results for the year ending 31 December 2012.

3.3	Implementation of Dividend Policy during the Reporting Period

The profit distribution plan for 2011 was considered and approved at the Company’s 2011 annual general meeting convened on 27 June 2012. The plan is: distributing a dividend of RMB0.50 per 10 shares (tax inclusive) based on the total share capital of RMB7.2 billion as at 31 December 2011. The share registration date for the distribution of dividends to holders of A shares was 20 July 2012. The ex-dividend date was 23 July 2012. The dividend payment date for H shares and social public A shares was 27 July 2012. The profit distribution plan has been implemented as scheduled.

§4	APPENDIX

4.1	Consolidated Balance Sheet

As at 30 September 2012 (Unaudited)

		Unit: RMB’000
Item	30 September 2012	31 December 2011
Current assets:
Cash at bank and on hand	268,313	91,346
Bills receivable	2,000,641	3,131,579
Accounts receivable	1,046,183	609,906
Prepayments	93,108	43,160
Other receivables	53,289	46,994
Inventories	5,360,083	5,582,425
Other current assets	105,772	160,404

Total current assets	8,927,389	9,665,814

Non-current assets:
Long-term equity investments	3,059,302	3,101,305
Investment properties	442,617	452,555
Fixed assets	12,244,835	12,659,332
Construction in progress	5,804,710	3,882,992
Intangible assets	502,155	519,198
Long-term deferred expenses	313,054	306,052
Deferred tax assets	1,060,578	522,837

Total non-current assets	23,427,251	21,444,271

Total assets	32,354,640	31,110,085

Consolidated Balance Sheet (Continued)

As at 30 September 2012 (Unaudited)

	Unit: RMB’000
Item	30 September 2012	31 December 2011
Current liabilities:
Short-term loans	7,560,231	5,512,074
Bills payable	—	15,688
Accounts payable	4,287,898	4,650,007
Advances from customers	924,262	706,835
Employee benefits payable	47,801	46,140
Taxes payable	695,331	507,938
Interest payable	16,767	9,442
Dividends payable	21,730	22,599
Other payables	926,174	801,109

Total current liabilities	14,480,194	12,271,832

Non-current liabilities:
Long-term loans	1,231,340	160,050
Other non-current liabilities	197,290	295,619

Total non-current liabilities	1,428,630	455,669

Total liabilities	15,908,824	12,727,501

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	58,333	21,777
Surplus reserve	5,151,770	5,151,770
Retained earnings	854,796	2,824,173
Total equity attributable to equity shareholders of the Company	16,179,662	18,112,483
Minority interests	266,154	270,101
Total equity	16,445,816	18,382,584

Total liabilities and shareholders’ equity	32,354,640	31,110,085

Balance Sheet

As at 30 September 2012 (Unaudited)

	Unit: RMB’000
Item	30 September 2012	31 December 2011
Current assets:
Cash at bank and on hand	215,400	61,057
Bills receivable	1,867,442	2,941,248
Accounts receivable	788,528	538,149
Prepayments	96,607	51,583
Other receivables	29,638	10,592
Inventories	5,029,519	5,281,885
Other current assets	4,576	55,921

Total current assets	8,031,710	8,940,435

Non-current assets:
Long-term equity investments	4,073,758	4,105,694
Investment property	442,617	452,555
Fixed assets	11,717,102	12,136,472
Construction in progress	5,804,710	3,812,222
Intangible assets	409,613	419,387
Long-term deferred expenses	300,161	306,052
Deferred tax assets	1,060,285	522,544

Total non-current assets	23,808,246	21,754,926

Total assets	31,839,956	30,695,361

Balance Sheet (Continued)

As at 30 September 2012 (Unaudited)

	Unit: RMB’000
Item	30 September 2012	31 December 2011
Current liabilities:
Short-term loans	7,629,231	5,526,574
Bills payable	—	15,688
Accounts payable	3,852,271	4,377,765
Advances from customers	871,815	674,368
Employee benefits payable	42,518	41,506
Taxes payable	685,281	481,854
Interest payable	16,767	9,434
Dividends payable	21,659	22,599
Other payables	1,372,482	1,256,888
Non-current liabilities due within one year	—	45,000

Total current liabilities	14,492,024	12,451,676

Non-current liabilities:
Long-term loans	1,200,000	135,000
Other non-current liabilities	197,290	295,619

Total non-current liabilities	1,397,290	430,619

Total liabilities	15,889,314	12,882,295

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	48,372	14,272
Surplus reserve	5,151,770	5,151,770
Retained earnings	635,737	2,532,261

Total equity	15,950,642	17,813,066

Total liabilities and shareholders’ equity	31,839,956	30,695,361

4.2	Consolidated Income Statement

For the nine-month period ended 30 September 2012 (Unaudited)

	Unit: RMB’000
	Nine-month period ended 30 September
Item	2012		2011
Operating income		69,152,724		73,743,100
Less: Operating costs		64,367,403		64,518,414
Business taxes and surcharges		4,228,871		4,569,612
Selling and distribution expenses		506,355		508,411
General and administrative expenses		1,832,477		2,006,613
Financial expenses (“–” for financial income)		294,495		-84,606
Impairment losses		190,711		202,307
Add: Investment income		30,122		169,165
Including: Income from investment in associates and jointly controlled enterprises		23,676		168,480
Operating profit (“–” for loss)		-2,237,466		2,191,514
Add: Non-operating income		169,548		31,568
Less: Non-operating expenses		35,835		29,553
Including: Losses from disposal of non-current assets		16,985		12,042
Profit before income tax (“–” for loss)		-2,103,753		2,193,529
Less: Income tax expense		-517,030		522,199
Net profit for the period (“–” for net loss)		-1,586,723		1,671,330
Attributable to: Equity shareholders of the Company		-1,609,377		1,651,579
Minority interests		22,654		19,751
Earnings per share:
Basic and diluted earnings per share (“–” for loss)	RMB	-0.224	RMB	0.229
Other comprehensive income for the period		—		—
Total comprehensive income for the period (“–” for loss)		-1,586,723		1,671,330
Attributable to: Equity shareholders of the Company		-1,609,377		1,651,579
Minority interests		22,654		19,751

Income Statement

For the nine-month period ended 30 September 2012 (Unaudited)

	Unit: RMB’000
	Nine-month period ended 30 September
Item	2012	2011
Operating income	58,993,438	62,593,414
Less: Operating costs	54,428,981	53,548,126
Business taxes and surcharges	4,223,451	4,562,364
Selling and distribution expenses	438,313	442,474
General and administrative expenses	1,732,815	1,904,459
Financial expenses (“–” for financial income)	274,520	-69,013
Impairment losses	207,080	425,316
Add: Investment income	105,565	135,470
Including: Income from investment in associates and jointly controlled enterprises	7,485	126,705
Operating profit (“–” for loss)	-2,206,157	1,915,158
Add: Non-operating income	167,189	30,848
Less: Non-operating expenses	35,297	29,129
Including: Losses from disposal of non-current assets	16,449	12,016
Profit before income tax (“–” for loss)	-2,074,265	1,916,877
Less: Income tax expense	-537,741	502,819
Net profit for the period (“–” for net loss)	-1,536,524	1,414,058
Other comprehensive income for the period	—	—
Total comprehensive income for the period (“–” for loss)	-1,536,524	1,414,058

Consolidated Income Statement

For the three-month period ended 30 September 2012 (Unaudited)

	Unit: RMB’000
	Three-month period ended 30 September
Item	2012		2011
Operating income		22,680,130		24,218,108
Less: Operating costs		20,919,307		21,511,310
Business taxes and surcharges		1,391,585		1,413,959
Selling and distribution expenses		176,548		172,966
General and administrative expenses		653,890		763,085
Financial income (“–” for financial income)		101,408		-70,474
Impairment losses		5,132		45,726
Add: Investment income (“–” for losses)		25,404		-8,399
Including: income from investment in associates and jointly controlled enterprises (“–” for losses)		25,404		-9,084
Operating profit (“–” for loss)		-542,336		373,137
Add: Non-operating income		8,285		22,905
Less: Non-operating expenses		11,050		8,318
Including: Losses from disposal of non-current assets		4,628		2,909
Profit before income tax (“–” for loss)		-545,101		387,724
Less: Income tax expense		-139,500		104,305
Net profit for the period (“–” for net loss)		-405,601		283,419
Attributable to: Equity shareholders of the Company		-414,888		270,046
Minority interests		9,287		13,373
Earnings per share:
Basic and diluted earnings per share (“–” for loss)	RMB	-0.058	RMB	0.038
Other comprehensive income for the period		—		—
Total comprehensive income for the period (“–” for loss)		-405,601		283,419
Attributable to: Equity shareholders of the Company		-414,888		270,046
Minority interests		9,287		13,373

Income Statement

For the three-month period ended 30 September 2012 (Unaudited)

		Unit: RMB’000
	Three-month period ended 30 September
Item	2012	2011
Operating income	18,986,652	20,482,671
Less: Operating costs	17,307,239	17,856,226
Business taxes and surcharges	1,389,159	1,410,721
Selling and distribution expenses	153,130	149,959
General and administrative expenses	623,060	725,982
Financial expenses (“–” for financial income)	97,040	-64,476
Impairment losses	5,132	45,753
Add: Investment income (“–” for losses)	22,379	-21,226
Including: income from investment in associates and jointly controlled enterprises (“–” for losses)	22,379	-21,911
Operating profit (“–” for loss)	-565,729	337,280
Add: Non-operating income	6,772	22,760
Less: Non-operating expenses	10,512	7,913
Including: Losses from disposal of non-current assets	4,092	2,891
Profit before income tax (“–” for loss)	-569,469	352,127
Less: Income tax expense	-147,786	92,780
Net profit for the period (“–” for loss)	-421,683	259,347
Other comprehensive income for the period	—	—
Total comprehensive income for the period (“–” for loss)	-421,683	259,347

4.3	Consolidated Cash Flow Statement

For the nine-month period ended 30 September 2012 (Unaudited)

		Unit: RMB’000
	Nine-month period ended 30 September
Item	2012	2011
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	82,064,595	85,374,752
Refund of taxes	56,923	60,620
Cash received relating to other operating activities	48,633	24,407
Sub-total of cash inflows	82,170,151	85,459,779
Cash paid for goods and services	-74,241,087	-75,800,008
Cash paid to and for employees	-1,845,659	-1,456,470
Cash paid for all types of taxes	-4,714,507	-7,066,286
Cash paid relating to other operating activities	-349,318	-370,174
Sub-total of cash outflows	-81,150,571	-84,692,938

Net cash inflow from operating activities	1,019,580	766,841

Cash flows from investing activities:
Cash received from disposal of investments	58,000	746,000
Cash received from investment income	65,679	548,080
Net cash received from disposal of fixed assets and other long-term assets	7,259	5,240
Net cash received from disposal of a subsidiary	3,743	—
Cash received relating to other investing activities	66,631	68,016
Sub-total of cash inflows	201,312	1,367,336
Cash paid for acquisition of fixed assets and other long-term assets	-3,308,363	-1,459,670
Cash paid for acquisition of investments	-42,000	-742,751
Sub-total of cash outflows	-3,350,363	-2,202,421

Net cash outflow from investing activities	-3,149,051	-835,085

Consolidated Cash Flow Statement (Continued)

For the nine-month period ended 30 September 2012 (Unaudited)

	Unit: RMB’000
	Nine-month period ended 30 September
Item	2012	2011
Cash flows from financing activities:
Cash received from borrowings	37,957,584	28,454,321
Sub-total of cash inflows	37,957,584	28,454,321
Cash repayments of corporate bonds	—	-1,000,000
Cash repayments of borrowings	-34,921,758	-26,116,153
Cash paid for dividends, profit distributions and interest	-729,403	-934,907
Sub-total of cash outflows	-35,651,161	-28,051,060

Net cash inflow from financing activities	2,306,423	403,261

Effect of foreign exchange rate changes on cash and cash equivalents	15	-283

Net increase in cash and cash equivalents	176,967	334,734
Add: Cash and cash equivalents at the beginning of the period	91,346	100,110

Cash and cash equivalents at the end of the period	268,313	434,844

Cash Flow Statement

For the nine-month period ended 30 September 2012 (Unaudited)

	Unit: RMB’000
	Nine-month period ended 30 September
Item	2012	2011
Cash flows from operating activities:
Cash received from borrowings	69,992,713	72,330,555
Cash received relating to other operating activities	47,462	23,762
Sub-total of cash inflows	70,040,175	72,354,317
Cash paid for goods and services	-62,437,909	-63,101,474
Cash paid to and for employees	-1,731,912	-1,352,375
Cash paid for all types of taxes	-4,634,065	-6,986,201
Cash paid relating to other operating activities	-327,521	-348,591
Sub-total of cash outflows	-69,131,407	-71,788,641

Net cash inflow from operating activities	908,768	565,676

Cash flows from investing activities:
Cash received from disposal of investments	—	700,000
Cash received from investment income	137,501	540,441
Net cash received from disposal of fixed assets and other long-term assets	5,753	4,962
Cash received relating to other investing activities	59,578	60,561
Sub-total of cash inflows	202,832	1,305,964
Cash paid for acquisition of fixed assets and other long-term assets	-3,307,988	-1,432,638
Cash paid for acquisition of investments	—	-700,000
Sub-total of cash outflows	-3,307,988	-2,132,638

Net cash outflow from investing activities	-3,105,156	-826,674

Cash Flow Statement (Continued)

For the nine-month period ended 30 September 2012 (Unaudited)

	Unit: RMB’000
	Nine-month period ended 30 September
Item	2012	2011
Cash flows from financing activities:
Cash received from borrowings	37,972,244	28,382,311
Sub-total of cash inflows	37,972,244	28,382,311
Cash repayments of corporate bonds	—	-1,000,000
Cash repayments of borrowings	-34,935,119	-25,925,999
Cash paid for dividends, profit distributions and interest	-686,403	-904,110
Sub-total of cash outflows	-35,621,522	-27,830,109

Net cash inflow from financing activities	2,350,722	552,202

Effect of foreign exchange rate changes on cash and cash equivalents	9	-258

Net increase in cash and cash equivalents	154,343	290,946
Add: Cash and cash equivalents at the beginning of the period	61,057	89,224

Cash and cash equivalents at the end of the period	215,400	380,170

By Order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 29 October 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.